Primary Business Name: ONECHRONOS   **BD Number: 286322**

BD - AMENDMENT

04/14/2022

BD - INDIRECT OWNERS

Ownership Codes:	**C - 25% but less than 50%**	**E - 75% or more**
	D - 50% but less than 75%	**F - Other General Partners**

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
JOHNSON, STEPHEN DAVID	I	OCX GROUP INC	SHAREHOLDER	05/2015	C	Y	N	xxx-xx-xxxx
LITTLEPAGE, KELLY C	I	OCX GROUP INC	SHAREHOLDER	05/2015	C	Y	N	xxx-xx-xxxx